UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Hemminghaus, R. R.
   P.O. Box 696000
   San Antonio, Texas  78269-6000
2. Issuer Name and Ticker or Trading Symbol
   Ultramar Diamond Shamrock Corporation
   (UDS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 31, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, Chief Executive Officer and Director
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |12/03/|F   |1,110             |D  |$31.86     |                   |D     |                           |
                             |96    |    |                  |   |           |                   |      |                           |
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Common Stock                 |12/03/|A   |1,964(e)          |A  |$32.2304   |85,159(b)          |D     |                           |
                             |96    |    |                  |   |           |                   |      |                           |
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Common Stock                 |      |    |                  |   |           |7,182(d)           |I     |(d)                        |
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Common Stock                 |      |    |                  |   |           |11,187(l)          |I     |(l)                        |
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Common Stock                 |      |    |                  |   |           |685(i)             |I     |(i)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option (r|$30.125 |12/19|A   |246,000    |A  |(aa) |12/19|Common Stock|246,000|$30.125|            |D  |            |
ight to buy)(g)         |        |/96  |    |           |   |     |/04  |            |       |       |            |   |            |
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Employee Stock Option (r|$30.125 |12/19|A   |350,000    |A  |(bb) |12/19|Common Stock|350,000|$30.125|            |D  |            |
ight to buy)(g)         |        |/96  |    |           |   |     |/01  |            |       |       |            |   |            |
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Cash Only Securities    |        |     |    |           |   |(hh) |     |Common Stock|12,371 |       |820,078     |D  |            |
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
Explanation of Responses:
(b) 9,298 of such shares were issued pursuant to Long-Term Incentive Plan and remain subject to forfeiture as of
December 31,
1996.
(d)  Held by Trustee of the Company's Employee Stock Ownership
Plans.
(e) These shares represent shares that were issued upon termination and payout of Diamond Shamrock, Inc.'s
Performance Units issued under the Company's Long Term Incentive Plans. The right to such shares accrued effective December 3, 1996 and they were delivered effective January 15,
1997.
(g) Employee Stock Option granted under Ultramar Diamond Shamrock Corporation's 1996 Long Term Incentive Plan.
(i) This stock includes 572 shares with respect to which I act as trustee for two grandchildren and 100 shares as trustee for my son under the Texas Uniform Gifts to Minors Act. I disclaim beneficial ownership of all such shares.
(l) This stock is owned by trusts for the benefit of my children and grandchildren of which I am a Co-Trustee. I disclaim beneficial ownership of all such
shares.
(aa) Option granted to reporting person under Long Term Incentive Plan exempt under Rule 16b-3. The option becomes exercisable in 30%, 30% and 40% increments on December 19, 1997, December 19, 1998 and December
19, 1999,
respectively.
(bb) Option granted to reporting person under Long Term Incentive Plan exempt under Rule 16b-3. The option automatically vests in four and one-half years. The option will vest 50% if Ultramar Diamond Shamrock Corporation common stock has a value of $36.00 or more on the New York Stock Exchange for 30 consecutive trading days.
The option will vest 100% if Ultramar Diamond Shamrock Corporation common stock has a value of $45.00 or more on the New York Stock Exchange for 30 consecutive trading
days.
(hh) Cash only securities denominated in Ultramar Diamond Shamrock Corporation stock held in the Company's
Excess ESOP Plan for Mr. Hemminghaus' account at December 31,
1996.
SIGNATURE OF REPORTING PERSON
/s/ R. R. HEMMINGHAUS (Power of Attorney)
DATE
February 10, 1997